

May 17, 2013

<u>Via E-Mail</u>
Cliff Blake
Chief Executive Officer
First Rate Staffing Corporation
2775 West Thomas Road, Suite 107
Phoenix, AZ 85018

>   **Re: First Rate Staffing Corporation**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Amendment No. 2 to Form 8-K**
>   **Filed April 11, 2013**
>   **File No. 000-54427**

Dear Mr. Blake:

We issued comments to you on the above captioned filings on April 19, 2013. As of the date of this letter, these comments remain outstanding and unresolved. As discussed with Mr. Anthony Patel on May 15, 2013, we expect you to provide a complete, substantive response to these comments. Further, we expect you to respond to our comment letter, dated April 19, 2013, within ten business days of issuing oral comments to Mr. Patel on May 15, 2013.

Therefore, please respond to our comments by May 29, 2013 by amending your filings or by providing the requested information. After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-Mail
       Anthony Patel, Esq.
       Lee Cassidy, Esq.